UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

October 25, 2013

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of September 30, 20131

Third Quarter (Jul.-Sept.)	2012	2013	Variation	2013	Highlights
	(Ps. Billion)			(U.S.$Billion)

Total Sales	408.9	409.3	0.1%	31.5	• Total sales amounted to Ps. 409.3 billion.

Gross Income	205.0	207.1	1.0%	15.9	• Crude oil production averaged 2,506 thousand barrels per day (Mbd).

Operating Income	221.5	192.3	-13.2%	14.8	• Total crude oil processing increased by 2.5%, and petroleum products output increased by 47 Mbd.

Income before Taxes and Duties	247.5	186.9	-24.5%	14.4	• EBITDA amounted to Ps. 261.3 billion (U.S. $20.1 billion).

Taxes and Duties	222.9	226.1	1.4%	17.4	• Taxes and duties paid amounted to Ps. 226.1 billion (U.S. $17.4 billion).

Net Income (Loss)	24.5	(39.2)		(3.0)	• PEMEX recorded a net loss of Ps. 39.2 billion.

Uses and Sources as of September 30, 2013

(Ps. MM)

(1)	Before taxes.
(2)	Excludes Financed Public Works Contract Program.
(3)	Includes change of cash effect of Ps. 154 million.

[1]	PEMEX is providing this report to publish its preliminary financial and operational results for the third quarter of 2013. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX’s conference call announcing its third quarter results. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on October 25, 2013. Annexes, transcripts and relevant documents related to this call can be found at www.ri.pemex.com.

PEMEX

Operating Results

PEMEX

Main Statistics of Production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change

Upstream
Total hydrocarbons (Mboed)	3,691	3,646	-1.2%	(45)	3,696	3,666	-0.8%	(29)
Liquid hydrocarbons (Mbd)	2,587	2,549	-1.5%	(38)	2,587	2,563	-0.9%	(24)
Crude oil (Mbd)	2,546	2,506	-1.6%	(40)	2,544	2,522	-0.9%	(22)
Condensates (Mbd)	41	43	4.6%	2	43	41	-4.4%	(2)
Natural gas (MMcfd)(1)	6,378	6,328	-0.8%	(50)	6,392	6,355	-0.6%	(37)
Downstream
Dry gas from plants (MMcfd)(2)	3,579	3,755	4.9%	176	3,673	3,705	0.8%	31
Natural gas liquids (Mbd)	373	368	-1.3%	(5)	376	361	-4.1%	(15)
Petroleum products (Mbd)(3)	1,306	1,353	3.6%	47	1,348	1,395	3.5%	48
Petrochemical products (Mt)	1,080	1,304	20.8%	224	3,519	3,840	9.1%	321

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

Upstream

Crude Oil Production

During the third quarter of 2013, total crude oil production averaged 2,506 Mbd, a 1.6% decrease as compared to the same period of 2012. This decrease was primarily due to:

•       a 2.1% decrease in production of heavy crude oil due to annual maintenance of the oil and gas processing equipment in the Yùum K´Ak´Náab Floating Production Storage and Offloading “FPSO” vessel and an increase in the fractional water flow of wells of the Cantarell Asset in the Northeastern Marine region; and

•       a 9.3% decrease in production of extra-light crude oil due to an increase in the fractional water flow at the Pijije and Sen fields of the Delta del Grijalva project in the Southern region, as well as to a natural decline in production at the fields of the Crudo Ligero Marino project in the Southwestern Marine region. On the other hand, the Tsimin field increased its total production of extra-light crude oil from 3.7 Mbd during the third quarter of 2012, to 31 Mbd during the same period of 2013.

This decrease was partially offset by a 2.5% increase in production of light crude oil at the Kuil, Onel and Chuhuk fields of the Abkatún-Pol Chuc Asset in the Southwestern Marine region, at the Kambesah field of the Cantarell Asset in the Northeastern Marine region, and at the Gasífero field of the Veracruz Asset in the Northern region.

We would highlight that the Kuil, Gasífero and Tsimin fields, which began their production during the second half of 2012, along with the Kambesah and Onel fields, which began their production during the first quarter of 2013, and the Chuhuk field, which began its production during the second quarter of 2013, contributed an average of 133 Mbd to total production during the third quarter of 2013.

PEMEX Results Report as of September 30, 2013	2 / 24

www.pemex.com

PEMEX

Crude Oil Production (Mbd)	Crude Oil Production by Region 3Q13

Natural Gas Production

Total natural gas production increased by 0.2%,[2] primarily as a result of:

•       a 4.0% increase in associated gas production at the Ku-Maloob-Zaap Asset in the Northeastern Marine region, at the Abkatún-Pol-Chuc Asset in the Southwestern Marine region, and at the Bellota Jujo Asset in the Southern region.

This increase was partially offset by a 7.5% decline in non-associated gas production caused by a scheduled reduction in drilling activities and the completion of wells of the Veracruz Asset in the Northern region; and a natural decline in production of fields of the Macuspana-Muspac Asset in the Southern region.

Natural Gas Production (MMcfd)

[2]	Does not include nitrogen.

PEMEX Results Report as of September 30, 2013	3 / 24

www.pemex.com

PEMEX

Natural Gas Production by Asset (MMcfd)	Natural Gas Production by Type of Field 3Q13

Gas Flaring

Gas flaring represented 2.1% over total gas produced. As a result, the natural gas use as a percentage of production was 97.9% during the third quarter of 2013.

During the first nine months of 2013, average gas flaring was approximately 105 MMcfd, which was well below the maximum gas flaring limit of 214.8 MMcfd set by the National Hydrocarbons Commission in an effort to reduce gas flaring.

Gas Flaring

Operational Infrastructure

PEMEX is continuously increasing its use of research and technology in its drilling activities in order to improve efficiency and generate increased value.

As a result, as of September 30, 2013, the Aceite Terciario del Golfo (ATG) Asset operates with a total of 2,454 wells, 37 of these are horizontal wells. In fact, 29 of these horizontal wells were brought into stream during 2013, while the remainder began their operations in 2011 and 2012. In addition, during the third quarter of 2013, crude oil production at the ATG averaged 63 Mbd, of which approximately 11 Mbd were produced through horizontal wells. We would highlight that the 37 horizontal wells operating in the ATG asset represent 1.5% of the total operating wells of this asset, yet contribute 17.5% of its total production.

In addition, during the quarter, the average number of operating wells increased to 9,831, an increase of 179 wells as compared to the average for the second quarter of 2012.

Moreover, the completion of wells decreased by 45%, due to a decrease in development drilling activities at the ATG, Burgos and Poza Rica-Altamira projects in the Northern region. Moreover, 9 exploratory wells were completed, two less than the number of wells completed during the same quarter of 2012, primarily due to a programmed reduction of activities in the Burgos Asset.

PEMEX Results Report as of September 30, 2013	4 / 24

www.pemex.com

PEMEX

Average Number of Operating Wells	Average Operating Wells by Type of Field 3Q13

Completed Wells

Average Number of Operating Drilling Rigs

PEMEX Results Report as of September 30, 2013	5 / 24

www.pemex.com

PEMEX

Average Drilling Rigs by Type 3Q13

Seismic Information

During the third quarter of 2013, PEMEX acquired 864 km of 2D seismic data by focusing its two-dimensional acquisition efforts on the location of shale resources in northeastern Mexico and in the Southeastern basins.

In addition, PEMEX acquired 2,595 km2 of 3D seismic data through three-dimensional information obtained in the Veracruz basin (from the Veracruz Marino and Loma Bonita Ixcatlan studies) and in the Southeastern basin (from the Cerro del Nanchital study).

Seismic Information

Discoveries and New Developments

During the third quarter of 2013, PEMEX completed the first development well in the deep waters of the Gulf of Mexico with the Lakach-21 well. Lakach is a non-associated gas producer field holding total reserves of 850 MMMcf of gas; its exploitation is expected to begin by the end of 2014.

Additionally, the Maximino-1 well, located in the Perdido Area at water depths of 2,919 meters, which is considered as ultra-deep waters, confirmed the existence of light crude oil deposits of 42°API. The volume of hydrocarbon reserves in these deposits is currently being evaluated.

Finally, during the first nine months of 2013, PEMEX made important shale discoveries through the Chucla-1 and Durian-1 wells in northeastern Mexico. Light crude oil was discovered through the Eltreinta-1 well, located in the Veracruz basin, and the Xux-1 DL and Miztón-1 wells, located in the Southeastern basin. Moreover, the Tson-201 well discovered heavy crude oil at the Ku-Maloob-Zaap Asset in the Northeastern Marine region.

PEMEX Results Report as of September 30, 2013	6 / 24

www.pemex.com

PEMEX

As of September 30, 2013
			Initial production
Asset	Well	Geologic Age	Oil & Condensates (bd)	Gas (MMpcd)	Water Depth (Metres)	Type of Hydrocarbons
Burgos	Chucla-1	Late Cretaceous Eagle Ford	24.00	1.893		Wet Gas
	Santa Anita-401	Queen City Eocene	90.20	5.930		Wet Gas
	Gato-1001	Early Cretaceous La Virgen	0.00	1.000		Dry Gas
	Durián-1	Late Cretaceous Eagle Ford	0.00	1.885		Dry Gas
Veracruz	Eltreinta-1	Mid-Miocene	756.00	0.341		Light Oil
Poza Rica-Altamira	Maximino-1	Early Eocene Wilcox	3,796.00	15.020	2,919	Light Oil
Litoral de	Xux-1 DL	Late-Mid Cretaceous	1,922.00	1.904	21	Light Oil
Tabasco	Miztón-1	Mid-Pliocene	3,512.00	2.968	33	Light Oil
Ku-Maloob- Zaap	Tson-201	Late Jurassic Kimmeridgiano	2,907.00	0.720	92	Heavy Oil

Upstream Projects

Construction of Drilling Rigs in Altamira	On October 4, 2013, Petróleos Mexicanos signed a memorandum of understanding with Keppel Offshore & Marine, a worldwide leading company in the design and construction of mobile offshore drilling rigs, to build a shipyard specializing in the construction, maintenance and overhaul of rigs and other major marine vessels. The shipyard, which will be located in Altamira, Tamaulipas, will initially serve as the construction site for six Keppel-designed jackup rigs and later house the equipment necessary for the maintenance of marine platforms.

Downstream

Crude Oil Processing

During the third quarter of 2013, total crude oil processing increased by 29 Mbd, or 2.5%, primarily explained by the increase of crude oil processed at the Minatitlán refinery, that resulted from the improved operating performance of the plants that were overhauled at this refinery.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) was 40%, as part of an effort to reduce and dislodge the production of heavy distillates in PEMEX’s refineries in the central part of the country.

PEMEX’s usage of its primary distillation capacity increased from 69.7% to 71.5% of its total capacity.

PEMEX Results Report as of September 30, 2013	7 / 24

www.pemex.com

PEMEX

Crude Oil Processing (Mbd)
Production of Petroleum Products	In line with the above, total petroleum products production increased by 3.6%, or 47 Mbd, due to an increase in production of automotive gasolines, diesel and jet fuel, and a drop in fuel oil production.

Petroleum Products Production (Mbd)

PEMEX Results Report as of September 30, 2013	8 / 24

www.pemex.com

PEMEX

Variable Refining Margin	PEMEX’s NRS recorded a negative variable refining margin of U.S. $1.98 per barrel, U.S.$3.48 per barrel below the margin recorded during the second quarter of 2012. This decrease is broadly explained by higher crude oil prices and unfavorable fluctuations in international refining margins during the period.

Variable Refining Margin (U.S.$/b)

Natural Gas Processing and Production

Natural gas processing increased by 2.9%, in response to the increased availability of sour wet gas from the Mesozoic gas producing areas, as well as an increased supply of sweet wet gas from the Burgos Asset in the Northern region.

Condensates processing averaged 48 Mbd, an increase of 3.7%, as compared to the third quarter of 2012, due to an increase in the supply of sweet condensates in the Northern region.

As a result, dry gas production amounted to 3,755 MMcfd, an increase of 4.9% as compared to the third quarter of 2012, while natural gas liquids production declined by 1.3% during the period.

Natural Gas Processing (MMcfd)

PEMEX Results Report as of September 30, 2013	9 / 24

www.pemex.com

PEMEX

Dry Gas and Natural Gas Liquids Production

Petrochemicals Production

The production of petrochemical products increased by 18.6%, from 1,080 Mt to 1,304 Mt, primarily due to the following:

•      a 1.6% increase in production in the methane derivatives chain, including production of ammonia and carbon dioxide, in response to an increase in demand for these products; and

•      a 159 Mt increase in production in the aromatics and derivatives chain due to the stabilization of the continuous catalytic regeneration (CCR) plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex. The increase in production in this chain also resulted in an increase in production of other petrochemicals, including amorphous and octane-based gasolines, as well as benzene, toluene and xylene (BTX).

This increase was partially offset by:

•      a 20.6% decrease in production in the ethane derivatives chain due to decreased output of ethylene intended for overseas markets, and to lower production of low-density polyethylene and linear low-density polyethylene caused by delays in resumption of operations after maintenance; and

•      a decrease in the production of propylene and derivatives chain, due to lower production of propylene, in spite of recording increases in the production of acrylonitrile, due to favorable market conditions.

PEMEX Results Report as of September 30, 2013	10 / 24

www.pemex.com

PEMEX

Petrochemicals Production (Mt)

Downstream Projects

Clean Fuels Program

In September 2013, a new plant at the Cadereyta refinery in the state of Nuevo León began operating as part of the Clean Fuels Project. The plant will produce 42.5 Mbd of ultra-low sulfur gasoline (ULSG), thereby complying with the environmental protection standards for fossil fuels set forth in the Norma Oficial Mexicana 086 (Official Mexican Standard 086), as well as with international environmental standards.

The production of ULSG will facilitate the introduction of cleaner and more modern automotive technology, which will help decrease vehicular carbon monoxide and nitrogen oxide emissions by approximately 50 to 80 percent.

Moreover, the new Cadereyta plant will be able to produce gasoline that contains approximately 30 parts per million (ppm) of sulfur, as compared to the 800 ppm of sulfur contained in the gasoline that is currently being produced.

Natural Gas Supply Strategy

On August 13, 2013, the Federal Government of Mexico and Petróleos Mexicanos announced the Natural Gas Supply Strategy, which features several infrastructure projects aimed at securing the safe and reliable supply of natural gas in the short-, medium- and long-term.

In the short-term, PEMEX plans to import at least 3 MMMcfd of liquefied natural gas (LNG) per month through the Manzanillo and Altamira seaports.

In the medium-term, PEMEX plans to construct a 500 MMcfd gas compression station in Altamira that will be connected to the 48-inch Cactus-San Fernando pipeline, thereby linking the state of Tamaulipas to the southern border of the United States.

In the long-term, PEMEX plans to construct:

•      the following gas pipelines: (i) Los Ramones Phase I, (ii) Los Ramones Phase II, (iii) Agua-Dulce Frontera and (iv) Tucson-Sásabe; and

•      a 190 MMcfd gas compression station in Soto La Marina, Tamaulipas.

The Federal Electricity Commission will be developing the Sásabe-Guaymas, Tamazunchale-Sauz and Mayakan gas pipelines as an additional component of the Natural Gas Supply Strategy.

PEMEX Results Report as of September 30, 2013	11 / 24

www.pemex.com

PEMEX

Los Ramones Gas Pipeline Project

The first stage of the Los Ramones gas pipeline project will run along the municipalities of Camargo, Tamaulipas and Los Ramones, Nuevo León. The pipelines will have a transportation capacity of up to 1,000 MMcfd once they begin operations in December 2014, and will increase to 2,100 MMcfd by December 2015. The Mexican company Tubacero will be the supplier of 48-inch pipes for the construction of the 115-kilometer (km) gas pipeline.

The second stage of the Los Ramones gas pipeline project will extend over 740 km and run across Los Ramones, Nuevo León and Apaseo el Alto, Guanajuato. The pipeline will carry up to 1,430 MMcfd of natural gas starting in December 2015.

The financial and legal schemes for the second stage of the Los Ramones gas pipeline project will be defined during the fourth quarter of 2013 to fuel the development of the project, after Pemex-Gas and Basic Petrochemicals (PGPB) voided the tender on October 15, 2013. The consortium formed by Enagás and GDF Suez was the only bid offer and did not comply with the project’s technical requirements.

It is important to note that PGPB’s awarding decision on the project’s execution will be grounded on complying with pre-established deadlines. As a result, the Los Ramones – Apaseo el Alto pipelines should begin operations by December 2015.

Revamp of a Vinyl Chloride Plant at Pajaritos	On October 17, 2013, Petroquímica Mexicana de Vinilo (PMV) awarded the company ICA Fluor a contract to revamp a vinyl chloride plant at Pajaritos. PMV is a joint venture between Petróleos Mexicanos and Mexichem. The project’s cost is estimated at U.S.$205.0 million and consists on carrying out engineering, procurement, construction, maintenance and commissioning services. With this overhaul, production capacity will increase from 200 to 405 Mt.

PEMEX Results Report as of September 30, 2013	12 / 24

www.pemex.com

PEMEX

Financial Results

PEMEX

Consolidated Income Statement

	Third quarter (Jul.-Sep.)
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total sales	408,918	409,306	0.1%	387	31,456
Domestic sales	214,973	232,857	8.3%	17,883	17,896
Exports	192,087	173,789	-9.5%	(18,297)	13,356
Services income	1,859	2,660	43.1%	801	204
Cost of sales	203,936	202,246	-0.8%	(1,690)	15,543
Gross income	204,983	207,059	1.0%	2,077	15,913
General expenses	28,902	32,657	13.0%	3,755	2,510
Transportation and distribution expenses	6,480	8,232	27.0%	1,751	633
Administrative expenses	22,422	24,425	8.9%	2,003	1,877
Other revenues (expenses)	45,400	17,880	-60.6%	(27,520)	1,374
IEPS accrued	44,784	22,520	-49.7%	(22,264)	1,731
Other	616	(4,641)	-853.3%	(5,257)	(357)
Operating income (loss)	221,481	192,282	-13.2%	(29,198)	14,777
Financing result (cost)	(6,686)	(1,714)	74.4%	4,972	(132)
Foreign exchange fluctuation	30,628	(3,635)	-111.9%	(34,263)	(279)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	2,027	(47)	-102.3%	(2,074)	(4)
Income before taxes and duties	247,450	186,886	-24.5%	(60,564)	14,363
Taxes and duties	222,906	226,085	1.4%	3,179	17,375
Net income (loss)	24,544	(39,199)	-259.7%	(63,743)	(3,013)
Other comprehensive result	(306)	3,066	1102.6%	3,372	236
Comprehensive income (loss)	24,238	(36,134)	-249.1%	(60,371)	(2,777)

Sales

Sales revenues increased by 0.1% primarily as a result of:

•    an 8.3% increase in domestic sales, from Ps. 215.0 billion to Ps. 232.9 billion, primarily due to:

•     higher prices for domestic products sold, including natural gas (33.6%), gasolines (Magna 12.4%, Premium 11.7%) and diesel (11.9%); and

•     an increase in sales volumes of Premium gasoline (32.1%), natural gas (5.1%) and jet fuel (4.0%).

This increase was partially offset by:

•    a 9.5% decrease in exports, from Ps. 192.1 billion to Ps. 173.8 billion, mainly due to:

•     a 6.4% decrease in the volume of crude oil exports, due to a 2.5% rise in domestic processing;

PEMEX Results Report as of September 30, 2013	13 / 24

www.pemex.com

PEMEX

•     a 2.1% appreciation of the Mexican peso against the U.S. dollar, equivalent to Ps.¢27.0, from Ps. 13.1845 per dollar during the third quarter of 2012, to Ps. 12.9141 per dollar during the same period of 2013; and

•     the previous was partially offset by a 1.8% increase in the average price of the Mexican crude oil basket, from U.S. $99.43 per barrel in the third quarter of 2012 to U.S. $101.22 per barrel in the same period in 2013.

Sales Evolution

(Ps. MM)

Exports (Ps. MM)	Crude Exports by Region 3Q13

Domestic Sales (Ps. MM)	Domestic Sales of Petroleum Products 3Q13

PEMEX Results Report as of September 30, 2013	14 / 24

www.pemex.com

PEMEX

Gross Income

Gross income increased by 1.0%, primarily due to higher sales and a 0.8% decline in cost of sales, primarily as a result of a 12.2% decrease in purchases for resale. The decrease in these costs was in turn due to a 2.4% decrease in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S.¢280.12 per gallon in the third quarter of 2012 to U.S.¢273.40 per gallon in the same period of 2013, as well as to an increase in PEMEX’s production of petroleum products.

The previous was partially offset by an increase of 6.0% in depreciation and amortization.

Gross Income

(Ps. MM)

General Expenses	In addition, during the third quarter of 2013, general expenses, which are composed of distribution expenses and administrative expenses, increased by Ps. 3.8 billion or 13.0%, totaling Ps. 32.7 billion. The increase in general expenses was primarily driven by a rise in the net cost of employee benefits during the period. It’s important to note that the previous was due to adjustments to the actuarial calculation method, caused by a decrease in the discount rate from 8.35% in the third quarter of 2012, to 6.90% in the same period of 2013.

Other Revenues	Other revenues recorded a decrease of 60.6%, from Ps. 45.4 billion to Ps. 17.9 billion, primarily as a result of a decrease in the accrued amount of IEPS[3] credit. The IEPS credit has decreased as the gap between international reference prices, which have decreased, and domestic fuel prices that have increased, has closed.

3	IEPS means Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services).

PEMEX Results Report as of September 30, 2013	15 / 24

www.pemex.com

PEMEX

Operating Income	During the third quarter of 2013, operating income decreased by 13.2% as compared to the same period of 2012. This decrease was primarily due to the decrease in other revenues and the increase in general expenses during the period, and was partially offset by the decrease in cost of sales.
Operating Income (Loss) (Ps. MM)

Financing (Cost) Result	During the third quarter of 2013, the financing result recorded a positive variation of Ps. 5.0 billion, for a total financing result of negative Ps. 1.7 billion, primarily due to lower interest expenses and reductions in the cost of derivate instruments.

Exchange Rate Variation	In addition, PEMEX recorded a foreign exchange loss of Ps. 3.6 billion during the third quarter of 2013, as compared to a foreign exchange gain of Ps. 30.6 billion during the same period of 2012. This change was primarily due to a lower appreciation of the Mexican peso against the U.S. dollar during the third quarter of 2013 (0.09%), as compared to the peso appreciation recorded during the same quarter of 2012 (5.87%).

Taxes and Duties	During the third quarter of 2013, taxes and duties paid increased by 1.4%, or Ps. 3.2 billion, primarily due to fluctuations in the price of the Mexican crude oil basket (U.S.$1.80 per barrel).

PEMEX Results Report as of September 30, 2013	16 / 24

www.pemex.com

PEMEX

Evolution of Taxes and Duties (Ps. MM)	Taxes and Duties (Ps. MM)

Net Income (Loss)

During the third quarter of 2013, PEMEX recorded a net loss of Ps. 39.2 billion (U.S.$3.0 billion), as compared to a net income of Ps. 24.5 billion during the same period of 2012. This variation was primarily due to:

•      a 6.4% decrease in the volume of crude oil exports;

•      a 2.4% decline in the price of regular gasoline in the U.S. Gulf of Mexico; and

•      an exchange loss of Ps. 3.6 billion.

Evolution of Net (Loss) Income 3Q12 vs 3Q13

(Ps. MM)

PEMEX Results Report as of September 30, 2013	17 / 24

www.pemex.com

PEMEX

Consolidated Balance Sheet as of September 30, 2013

PEMEX

Consolidated Balance Sheet

	As of Dec. 31, 2012	As of September 30, 2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total assets	2,024,183	2,022,506	-0.1%	(1,677)	155,435
Current assets	318,142	283,532	-10.9%	(34,610)	21,790
Cash and cash equivalents	119,235	114,102	-4.3%	(5,133)	8,769
Accounts, notes receivable and other	133,010	122,238	-8.1%	(10,771)	9,394
Inventories	56,848	39,143	-31.1%	(17,705)	3,008
of products	51,951	35,489	-31.7%	(16,462)	2,727
of materials	4,896	3,653	-25.4%	(1,243)	281
Derivative financial instruments	9,050	8,050	-11.1%	(1,000)	619
Available-for-sale investments	15,771	17,264	9.5%	1,493	1,327
Investment in securities	17,252	18,851	9.3%	1,600	1,449
Property, plant and equipment	1,658,734	1,687,729	1.7%	28,995	129,707
Other assets	14,284	15,129	5.9%	845	1,163

Total liabilities	2,295,249	2,382,999	3.8%	87,750	183,140
Current liabilities	235,804	202,665	-14.1%	(33,138)	15,575
Short-term debt	114,241	78,047	-31.7%	(36,194)	5,998
Suppliers	61,513	55,579	-9.6%	(5,935)	4,271
Accounts and accrued expenses payable	9,316	11,435	22.8%	2,120	879
Taxes and duties payable	43,981	52,291	18.9%	8,310	4,019
Financial Instruments	6,753	5,313	-21.3%	(1,440)	408
Long-term liabilities	2,059,445	2,180,334	5.9%	120,889	167,565
Long-term debt	672,618	729,992	8.5%	57,374	56,102
Reserve for sundry creditors	70,149	76,891	9.6%	6,743	5,909
Reserve for employee benefits	1,288,541	1,347,525	4.6%	58,984	103,561
Deferred taxes	28,138	25,926	-7.9%	(2,212)	1,992
Total equity	(271,066)	(360,493)	33.0%	(89,427)	(27,705)
Total liabilities and equity	2,024,183	2,022,506	-0.1%	(1,677)	155,435

PEMEX Results Report as of September 30, 2013	18 / 24

www.pemex.com

PEMEX

Working Capital

As of September 30, 2013, working capital was Ps. 80.9 billion, primarily as a result of:

•      a decrease of Ps. 34.6 billion, or 10.9% in current assets, primarily due to a reduction in inventories and in accounts and notes receivable and other; and

•      a decrease of Ps. 33.1 billion, or 14.1% in current liabilities, as a result of a reduction in short-term debt, and a decline in suppliers’ liabilities.

Working Capital

(Ps. MM)

Debt	Total debt increased by 2.7%, primarily due to the financing activities carried out.

Debt

(Ps. MM)

PEMEX Results Report as of September 30, 2013	19 / 24

www.pemex.com

PEMEX

Debt as of September 30, 2013 (Ps. MM)

* Includes derivative financial instruments.

Average Life* (years)

* Includes Derivative Financial Instruments.

Investment Activities

Activity as of September 30, 2013

During the first nine months of 2013, PEMEX spent Ps. 218.0 billion, which represents 66% of the total investments programmed for the year. These investments were allocated as follows:

•      Ps. 193.9 billion to Pemex-Exploration and Production[4], Ps. 22.3 billion of which were allocated to exploration;

•      Ps. 16.5 billion to Pemex-Refining;

•      Ps. 4.8 billion to Pemex-Petrochemicals;

•      Ps. 2.4 billion to Pemex-Gas and Basic Petrochemicals; and

•      Ps. 0.5 billion to Petróleos Mexicanos Corporate.

[4]	Includes maintenance expenditures.

PEMEX Results Report as of September 30, 2013	20 / 24

www.pemex.com

PEMEX

Financing Activities

Capital Markets

•      On July 18, 2013, Petróleos Mexicanos issued the following four series of securities for an aggregate amount of U.S.$3.0 billion:

•      U.S. $1.0 billion of its 3.50% Notes, at a fixed rate, due on July 18, 2018;

•      U.S. $1.0 billion of its 4.875% Notes, at a fixed rate, due on January 18, 2024;

•      U.S. $500 million bearing interest at a floating rate 3-month LIBOR (London Interbank Offered Rate) plus 202 basis points, and maturing on July 18, 2018; and

•      a reopening of U.S. $500 million of its 6.50% Bonds, at a fixed rate, due on June 2, 2041.

•      On September 19, 2013, Petróleos Mexicanos issued U.S.$400 million of its 2.83% Notes at a fixed rate, due on February 15, 2024. These are structured bonds guaranteed by the U.S. Ex-Im Bank.

•      On September 19, 2013, Petróleos Mexicanos issued Ps. 5 billion of its Certificados Bursátiles due on February 28, 2019, at 28 days floating TIIE rate plus six basis points.

•      On September 26, 2013, Petróleos Mexicanos issued Ps. 10.4 billion of its Certificados Bursátiles due on September 12, 2024 at a fixed rate of 7.19%.

•      On September 30, 2013, Petroléos Mexicanos issued U.S.$750 million bearing interest at a floating rate of LIBOR (London Interbank Offered Rate) plus 43 basis points, and maturing on February 15, 2024. These are also structured bonds guaranteed by the U.S. Ex-Im Bank.

•      On October 24, 2013, Petróleos Mexicanos issued U.S.$350 million of its 2.29% Notes, at a fixed rate, due on February 15, 2024. These are also structured bonds guaranteed by the U.S. Ex-Im Bank.

The proceeds from these placements will be used to finance investment projects and for debt refinancing.

COPF	During the third quarter of 2013, Petróleos Mexicanos obtained U.S. $154.0 million through the COPF of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Liquidity Management	As of September 30, 2013, Petróleos Mexicanos holds liquidity management credit lines for U.S. $2.5 billion and Ps. 10.0 billion, both of which are completely available to PEMEX.

PEMEX Results Report as of September 30, 2013	21 / 24

www.pemex.com

PEMEX

PEMEX

Consolidated Statements of Cash Flows

	As of September 30,
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income (loss)	31,361	(92,584)	-395.2%	(123,946)	(7,115)
Activities related to investing activities	117,150	122,686	4.7%	5,537	9,429
Depreciation and amortization	105,061	111,906	6.5%	6,845	8,600
Profit (loss) from sale of fixed asset	—	(2,354)	0.0%	(2,354)	(181)
Profit sharing in non-consolidated subsidiaries and affiliates	(2,064)	155	107.5%	2,219	12
Unsuccessful wells	9,102	8,437	-7.3%	(666)	648
Dividends received	—	(914)	0.0%	(914)	(70)
Effects of net present value of reserve for well abandonment	1,508	157	-89.6%	(1,352)	12
Realized profit (loss) net by investments available for sale	—	(129)	0.0%	(129)	(10)
Retirement of property, plant and equipment	3,542	5,429	53.3%	1,887	417
Activities related to investing activities	(27,012)	26,266	197.2%	53,278	2,019
Foreign exchange income (loss)	(53,803)	(1,499)	97.2%	52,304	(115)
Interest expense (income)	27,328	28,266	3.4%	938	2,172
Amortization of primes, discounts, profits and debt issuance expenses	(538)	(502)	6.7%	36	(39)
Subtotal	121,499	56,368	-53.6%	(65,131)	4,332
Funds provided by (used in) operating:	20,785	83,950	303.9%	63,166	6,452
Financial instruments for negotiation	1,008	(439)	-143.6%	(1,447)	(34)
Accounts and notes receivable	6,444	10,052	56.0%	3,608	773
Inventories	(3,817)	17,705	563.9%	21,522	1,361
Other assets	(8,359)	(9,771)	-16.9%	(1,413)	(751)
Accounts payable and accrued expenses	2,131	2,120	-0.5%	(12)	163
Taxes paid	(11,668)	8,310	171.2%	19,978	639
Advances to suppliers	4,177	(5,935)	-242.1%	(10,112)	(456)
Reserve for sundry creditors	(3,316)	4,018	221.2%	7,334	309
Employees benefit reserve	36,042	58,984	63.7%	22,942	4,533
Deferred taxes	(1,858)	(1,093)	41.2%	765	(84)
Net cash flow from operating activities	142,283	140,318	-1.4%	(1,965)	10,784
Investing activities
Investment in securities	—	(208)	0.0%	(208)	(16)
Exploration expenses	(1,601)	(630)	60.6%	971	(48)
Restricted cash - Fund for specific purposes	—	1,210	0.0%	1,210	93
Sale of investments available for sale	—	2,870	0.0%	2,870	221
Acquisition of property, plant and equipment	(124,355)	(140,719)	-13.2%	(16,363)	(10,815)
Net cash flow from investing activities	(125,956)	(137,477)	-9.1%	(11,521)	(10,565)
Cash needs related to financing activities	16,327	2,841	-82.6%	(13,486)	218
Financing activities
Loans obtained from financial institutions	248,447	178,796	-28.0%	(69,651)	13,741
Interest paid	(26,922)	(27,570)	-2.4%	(648)	(2,119)
Principal payments on loans	(237,587)	(159,354)	32.9%	78,232	(12,247)
Net cash flow from financing activities	(16,062)	(8,128)	49.4%	7,933	(625)
Net increase in cash and cash equivalents	266	(5,287)	-2091.3%	(5,553)	(406)
Cash and cash equiv. at the beginning of the period	114,977	119,235	3.7%	4,258	9,164
Effect of change in cash value	(1,007)	154	115.3%	1,161	12
Cash and cash equivalents at the end of the period	114,236	114,102	-0.1%	(134)	8,769

PEMEX Results Report as of September 30, 2013	22 / 24

www.pemex.com

PEMEX

Other Relevant Events

Union Labor Contract Agreement

On July 29, 2013, Petróleos Mexicanos and the Petroleum Workers’ Union signed the Union Labor

Contract Agreement for 2013-2015. The agreement reaffirms the company’s commitment to improve working conditions and increase productivity, and considers increases of 3.99% and 1.98% in wages and benefits, respectively.

Energy Reform

In July and August 2013, separate energy reform bills were submitted to the Mexican Congress by President Enrique Peña Nieto, by the Partido Acción Nacional (National Action Party, or PAN) and by the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD).

Both the bill submitted by President Peña Nieto and the bill submitted by the PAN propose certain amendments to the Political Constitution of the United Mexican States. The bill submitted by the PRD contemplates amendments to certain laws and regulations but does not propose amending the Political Constitution of Mexico.

As of the date of this report, the Mexican Congress is reviewing the proposed bills.

Hydrocarbons Revenue Law

On September 8, 2013, the executive branch proposed a new tax regime applicable to all upstream activities along the Fiscal Reform. The proposal considers the implementation of two applicable regimes at the beginning:

1.      Current Pemex-Exploration and Production tax regime; and

2.      Profit Sharing Contracts tax regime (includes royalties and income tax).

As of the date of this report, the Mexican Congress is reviewing the proposed bill.

Agreement with Export-Import Bank of Korea	On October 16, 2013, Petróleos Mexicanos and the Export-Import Bank of Korea signed a non-binding memorandum of understanding with the objective of providing financing to various projects and to Petróleos Mexicanos’ service providers through a U.S. $2.0 billion line of credit.

Incidents

On August 20, 2013, a pipeline explosion and resulting ammonia gas leak occurred in Oaxaca when one of PEMEX’s pipelines was accidentally damaged by the heavy machinery of a private company conducting road work in the area adjacent to the pipeline. In response, the pipeline valves were immediately shut off, the flow of gas to the pipeline was halted and 1,500 people were evacuated from the area. PEMEX profoundly regrets the loss of nine lives and the injuries suffered by 40 individuals as a result of this incident.

On October 1, 2013, an incident occurred in the course of maintenance work at the Miguel Hidalgo Refinery in Tula injuring six workers. PEMEX is currently investigating the cause of the incident.

PEMEX Results Report as of September 30, 2013	23 / 24

www.pemex.com

PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call or send an email to ri@pemex.com.

Telephone: (52 55) 1944 9700

Voice mail: (52 55) 1944 2500 ext. 59412

Follow us at @PEMEX_RI
Rolando Galindo rolando.galindo@pemex.com
Carmina Moreno	Arturo Limón	Celina Torres
carmina.moreno@pemex.com	arturo.limon@pemex.com	celina.torres@pemex.com
Ana Lourdes Benavides	Alejandro López
ana.lourdes.benavides@pemex.com	alejandro.lopezm@pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which PEMEX has adopted effective January 1, 2012. Information from  prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos’ 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) on April 30, 2013. EBITDA is a non-IFRS measure. We show a reconciliation of EBITDA to net income in Table 35 of the annexes to this report.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at September 30, 2013, of Ps. 13.0119 = U.S.$1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX’s reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico’s hydrocarbon reserves based on information  provided by the NHC. As of the date of this report, this process is ongoing.

 As of January 1, 2012, the SEC changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only  proved reserves, but also probable reserves and possible reserves. In addition, we do not necessarily mean that the probable or  possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at http://www.pemex.com/.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Comisión Nacional Bancaria y de Valores (CNBV) and the SEC, in our annual reports, in our offering circulars and  prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities; and

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

 Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment, including tax and environmental regulations.

 Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

PEMEX Results Report as of September 30, 2013	24 / 24

www.pemex.com

Annex

PEMEX

Main Statistics of Production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change

Upstream
Total hydrocarbons (Mboed)	3,691	3,646	-1.2%	(45)	3,696	3,666	-0.8%	(29)
Liquid hydrocarbons (Mbd)	2,587	2,549	-1.5%	(38)	2,587	2,563	-0.9%	(24)
Crude oil (Mbd)	2,546	2,506	-1.6%	(40)	2,544	2,522	-0.9%	(22)
Condensates (Mbd)	41	43	4.6%	2	43	41	-4.4%	(2)
Natural gas (MMcfd)(1)	6,378	6,328	-0.8%	(50)	6,392	6,355	-0.6%	(37)
Downstream
Dry gas from plants (MMcfd)(2)	3,579	3,755	4.9%	176	3,673	3,705	0.8%	31
Natural gas liquids (Mbd)	373	368	-1.3%	(5)	376	361	-4.1%	(15)
Petroleum products (Mbd)(3)	1,306	1,353	3.6%	47	1,348	1,395	3.5%	48
Petrochemical products (Mt)	1,189	1,410	18.6%	221	3,712	4,160	12.1%	448

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

PEMEX

Crude Oil Production by Type

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change
Crude Oil (Mbd)	2,546	2,506	-1.6%	(40)	2,544	2,522	-0.9%	(22)
Heavy	1,390	1,360	-2.1%	(29)	1,386	1,371	-1.1%	(15)
Light	826	846	2.5%	20	829	841	1.4%	12
Extra-light	330	300	-9.3%	(31)	328	310	-5.5%	(18)
Offshore Crude Oil / Total	74.6%	75.7%			74.5%	75.1%

PEMEX Preliminary Results as of September 30, 2013	1 / 19

www.pemex.com

PEMEX

PEMEX

Crude Oil Production by Asset

	2009	2010	2011				2012				2013
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
	(Mbd)
Total	2,601	2,577	2,573	2,560	2,528	2,550	2,540	2,545	2,546	2,561	2,544	2,516	2,506
Northeastern Marine Region	1,493	1,397	1,365	1,357	1,324	1,325	1,305	1,314	1,313	1,304	1,305	1,314	1,302
Cantarell	685	558	523	517	495	469	455	453	460	449	446	445	443
Ku-Maloob-Zaap	808	839	842	841	830	856	850	861	854	855	859	869	859
Southwestern Marine Region	518	544	556	555	554	577	583	582	586	591	586	581	595
Abkatún-Pol Chuc	305	296	295	277	265	269	264	258	269	275	281	288	299
Litoral de Tabasco	212	248	261	278	290	308	319	324	317	317	305	293	296
Southern Region	498	532	542	534	529	518	517	505	499	512	498	474	468
Cinco Presidentes	57	72	80	81	84	89	93	94	97	100	96	91	92
Bellota-Jujo	172	160	152	148	139	134	132	130	129	131	132	132	133
Macuspana-Muspac(1)	69	82	82	81	82	79	76	74	76	80	81	80	80
Samaria-Luna	200	218	228	223	224	216	216	207	196	201	190	170	163
Northern Region	93	104	110	114	121	130	136	143	148	154	155	146	142
Burgos	NA	1	1	2	3	4	4	5	5	6	7	7	8
Poza Rica-Altamira	59	57	59	60	60	61	65	68	69	69	66	63	60
Aceite Terciario del Golfo(2)	30	41	46	49	54	62	64	67	69	74	74	67	63
Veracruz	5	5	4	3	3	3	3	3	4	5	8	9	10

(1)	The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.
(2)	The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX

Natural Gas Production and Gas Flaring

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change
Total (MMcfd)(1)	5,626	5,635	0.2%	9	5,681	5,654	-0.5%	(27)
Associated	3,769	3,918	4.0%	149	3,733	3,849	3.1%	116
Non-associated	1,857	1,717	-7.5%	(140)	1,947	1,804	-7.4%	(143)
Natural gas flaring (MMcfd)	97	121	24.3%	24	115	105	-9.0%	(10)
Gas flaring / total	1.7%	2.1%			2.0%	1.9%

(1)	Does not include nitrogen.

PEMEX Preliminary Results as of September 30, 2013	2 / 19

www.pemex.com

PEMEX

PEMEX

Natural Gas Production by Asset

	2009	2010	2011				2012				2013
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
	(MMcfd)
Total (1)	7,031	7,020	6,820	6,704	6,501	6,357	6,380	6,418	6,378	6,363	6,463	6,275	6,328
Northeastern Marine Region	1,782	1,584	1,507	1,503	1,357	1,258	1,295	1,339	1,354	1,346	1,356	1,386	1,425
Cantarell	1,455	1,252	1,171	1,167	1,031	933	978	1,004	1,018	1,017	1,014	1,007	1,006
Ku-Maloob-Zaap	327	332	336	336	326	325	317	335	336	330	342	379	418
Southwestern Marine Region	1,112	1,172	1,234	1,220	1,199	1,181	1,210	1,223	1,263	1,341	1,308	1,289	1,313
Abkatún-Pol Chuc	580	594	617	576	534	510	494	503	543	555	560	571	580
Litoral Tabasco	531	578	616	644	665	671	716	720	720	786	748	718	733
Southern Region	1,600	1,765	1,728	1,697	1,674	1,672	1,661	1,660	1,664	1,625	1,596	1,516	1,562
Cinco Presidentes	69	105	117	117	118	116	117	115	115	119	120	126	134
Bellota-Jujo	261	306	303	293	268	289	293	302	302	293	309	308	326
Macuspana-Muspac(2)	591	580	569	578	577	561	550	540	545	537	528	509	497
Samaria-Luna	679	774	739	709	711	705	702	703	703	676	639	572	604
Northern Region	2,537	2,500	2,351	2,284	2,271	2,246	2,214	2,196	2,097	2,051	2,203	2,083	2,029
Burgos	1,515	1,478	1,368	1,328	1,344	1,337	1,313	1,314	1,243	1,208	1,377	1,309	1,264
Poza Rica-Altamira	133	117	114	115	117	115	118	123	119	119	112	107	117
Aceite Terciario del Golfo(3)	79	85	99	111	111	126	142	154	151	149	168	171	168
Veracruz	810	819	769	731	700	668	641	606	584	574	546	496	480

Nitrogen	496	683	653	767	663	640	639	743	752	700	694	717	693
Southern Region	—	106	105	91	88	100	106	111	109	102	85	84	99
Bellota-Jujo	—	47	37	31	26	36	34	36	36	33	24	20	28
Samaria-Luna	—	59	68	60	62	64	72	75	73	69	62	64	71
Northeastern Marine Region	496	577	548	675	575	540	533	632	643	598	609	632	594
Cantarell	496	577	548	675	575	540	533	632	643	598	609	632	594

(1)	Includes nitrogen.
(2)	The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.
(3)	The Aceite Terciario del Golfo Asset was created in 2008; when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX

Seismic Information

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change
2D (km)	991	864	-12.8%	(126)	2,279	2,512	10.2%	233
3D (km2)	7,861	2,595	-67.0%	(5,266)	19,742	12,114	-38.6%	(7,628)

PEMEX Preliminary Results as of September 30, 2013	3 / 19

www.pemex.com

PEMEX

PEMEX

Operating Offshore Platforms and Wells

	As of September 30,
	2012	2013	Change
Offshore platforms	240	251	4.6%	11
Storage	1	1	—	—
Compression	10	10	—	—
Control and service	1	1	—	—
Linkage	13	13	—	—
Measurement	1	1	—	—
Drilling	161	169	5.0%	8
Production	25	25	0.0%	—
Telecommunications	6	6	—	—
Treatment and pumping	1	1	—	—
Housing	21	24	14.3%	3

PEMEX

Wells Drilled and Operating

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change
Wells Drilled	329	181	-45.0%	(148)	894	631	-29.4%	(263)
Development	318	172	-45.9%	(146)	872	611	-29.9%	(261)
Exploration	11	9	-18.2%	(2)	22	20	-9.1%	(2)

Operating Wells	9,652	9,831	1.9%	179	9,352	9,876	5.6%	524
Crude oil	6,189	6,468	4.5%	279	5,946	6,533	9.9%	587
Non-Associated Gas	3,463	3,363	-2.9%	(100)	3,406	3,343	-1.9%	(64)

PEMEX

Average Operating Drilling Rigs

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change

Total	162	165	1.9%	3	174	161	-7.5%	-13
Exploration	19	23	21.1%	4	18	21	16.7%	3
Development	143	142	-0.7%	(1)	156	140	-10.3%	-16

PEMEX Preliminary Results as of September 30, 2013	4 / 19

www.pemex.com

PEMEX

PEMEX

Crude Oil Processing

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change
Total processed (Mbd)	1,167	1,196	2.5%	29	1,204	1,243	3.2%	39
Light Crude	699	718	2.8%	19	691	748	8.4%	58
Heavy Crude	468	478	2.1%	10	514	495	-3.7%	(19)
Light Crude / Total Processed	59.9%	60.0%		0.2	57.3%	60.2%		2.9
Heavy Crude / Total Processed	40.1%	40.0%		(0.2)	42.7%	39.8%		(2.9)
Use of primary distillation capacity	69.7%	71.5%		0.02	71.8%	74.3%		0.02

PEMEX

Petroleum Products Production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change
Total production (Mbd)	1,306	1,353	3.6%	47	1,348	1,395	3.5%	48
Automotive gasolines	404	437	8.3%	34	419	441	5.3%	22
Fuel oil	272	258	-5.0%	(14)	279	280	0.2%	1
Diesel	291	305	4.8%	14	301	316	4.9%	15
LPG	208	208	0.0%	(0)	208	207	-0.4%	(1)
Jet Fuel	56	57	2.1%	1	57	60	6.5%	4
Other(1)	76	88	15.5%	12	84	91	8.8%	7

(1)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

Note: As of September 30, 2013 PEMEX had 10,276 service stations.

PEMEX

Natural Gas Processing and Production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change
Natural Gas Processing (MMcfd)	4,344	4,471	2.9%	127	4,465	4,402	-1.4%	(64)
Sour Wet Gas	3,384	3,409	0.8%	25	3,433	3,303	-3.8%	(130)
Sweet Wet Gas	960	1,061	10.6%	102	1,032	1,099	6.4%	66
Condensates Processing (Mbd)	46	48	3.7%	2	48	46	-5.2%	(3)
Production
Dry gas from plants (MMcfd)	3,579	3,755	4.9%	176	3,673	3,705	0.8%	31
Natural gas liquids (Mbd)	373	368	-1.3%	(5)	376	361	-4.1%	(15)

PEMEX Preliminary Results as of September 30, 2013	5 / 19

www.pemex.com

PEMEX

PEMEX

Production of Petrochemicals

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change
Total production	1,189	1,410	18.6%	221	3,712	4,160	12.1%	448
Basic (Mt)	118	126	7.4%	9	378	366	-3.2%	(12)
Heptane	—	1		1	0	3	271800.0%	3
Hexane	0.79300	7.14025	800.4%	6.34725	1	12	1386.4%	11
Pentanes	0.6	3.9	536.2%	3	2	11	457.8%	9
Carbon black	109	107	-2.4%	(3)	357	320	-10.4%	(37)
Butane	7	7	4.0%	0	18	21	13.5%	2
Secondary (Mt)	1,071	1,284	19.9%	213	3,334	3,794	13.8%	460
Methane Derivatives	345	350	1.6%	5	1,043	1,040	-0.3%	-4
Ammonia	224	228	2.0%	5	690	698	1.2%	8
Carbon dioxide	81	86	6.3%	5	235	228	-3.2%	(8)
Methanol	40	35	-10.5%	(4)	119	115	-3.4%	(4)
Ethane Derivatives	312	248	-20.6%	(64)	1,030	890	-13.6%	(140)
Vinyl chloride	41	35	-15.1%	(6)	167	108	-35.5%	(59)
Dichloroethane	0.02	0.03	16.7%	0.00	0.07	0.06	-3.2%	(0.00)
Ethylene	20	1	-93.0%	(18.5)	38	3	-90.8%	(34)
Ethylene glycol	33	45	38.8%	13	128	133	3.9%	5
Impure glycol	0.4	0.6	31.0%	0.1	1	2	145.2%	1.4
Pure monoethylene glycol	3	2	-41.9%	(1.2)	8	7	-8.2%	(0.62)
Ethylene oxide	56	53	-6.1%	(3)	188	184	-2.4%	(5)
High density polyethylene	48	27	-43.0%	(21)	146	122	-16.7%	(24)
Low density polyethylene	68	62	-9.1%	(6)	195	197	0.8%	2
Linear low density polyethylene	43	22	-48.9%	(21.1)	159	135	-15.5%	(25)
Aromatics and Derivatives	16	175	993.1%	159	27	403	1396.2%	376
Aromine 100	—	1.9	—	1.9	1	3	374.2%	2
Benzene	0.0	6.29	13773.9%	6.2	1	6	373.2%	5
Styrene	—	8	—	8	8	48	486.4%	40
Fluxoil	—	1	—	0.6	0	2	490.9%	1
High octane hydrocarbon	7	112	1596.0%	105	7	233	3431.5%	226
Toluene	4	18	388.7%	15	4	49	1004.9%	44
Xylenes	6	28	394.6%	22	6	63	1024.3%	58
Propylene and Derivatives	116	111	-4.6%	(5)	357	310	-13.1%	(47)
Hydrocyanic acid	0.6	0.8	40.0%	0.2	3	3	-3.7%	(0.1)
Acrylonitrile	6	9	45.9%	3	27	29	8.0%	2
Propylene	109	101	-7.7%	(8)	328	279	-14.9%	(49)
Other	282	400	41.8%	118	877	1,150	31.2%	274

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

PEMEX Preliminary Results as of September 30, 2013	6 / 19

www.pemex.com

PEMEX

PEMEX

Industrial Safety and Environmental Protection

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change

Frequency Index (Number of lost-time injuries by MMmh risk exposure)	0.84	0.50	-40.4%	(0.34)	0.62	0.64	3.8%	0.02
Severity Index (Total days lost by MMmh risk exposure)	45	39	-13.1%	(6)	29	33	13.7%	4
Sulfur Oxide Emissions (Mt)	82	124	50.9%	42	283	334	17.7%	50
Reused Water / Use	0.18	0.14	-22.2%	(0.04)	0.18	0.15	-13.6%	(0.02)

Note: MMmh stands for millon man-hours.

PEMEX

Volume of Domestic Sales

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change
Dry natural gas (MMcfd)	3,446	3,607	4.7%	161	3,408	3,533	3.7%	125
Petroleum products (Mbd)	1,820	1,766	-2.9%	(53)	1,813	1,795	-1.0%	(18)
Automotive gasolines	788	778	-1.3%	(10)	799	783	-2.0%	(16)
Fuel oil	230	217	-5.8%	(13)	199	212	6.7%	13
Diesel	396	378	-4.6%	(18.4)	397	393	-1.2%	(5)
LPG	271	268	-1.0%	(3)	280	277	-1.3%	(4)
Jet fuel	59	62	4.4%	3	59	62	5.3%	3
Other	75	64	-15.0%	(11)	79	69	-12.3%	(10)
Petrochemical products (Mt)	971	955	-1.6%	(16)	3,206	2,995	-6.6%	(211)

PEMEX

Volume of Exports(1)

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change
Crude oil (Mbd)	1,269	1,187	-6.4%	(82)	1,239	1,173	-5.3%	(66)
Maya(2)	977	1,006	3.0%	29	945	980	3.7%	35
Istmo	106	104	-1.1%	(1)	97	88	-8.6%	(8)
Olmeca	186	76	-59.0%	(110)	198	105	-46.8%	(93)
Dry natural gas (MMcfd)(3)	1	6	895.4%	5.2	1	2	151.5%	1
Petroleum products (Mbd)	166	162	-2.3%	(4)	174	180	3.3%	6
Fuel oil	70	77	10.4%	7	78	79	0.9%	1
LPG	0.1	0.2	65.1%	0.1	0.1	0.1	26.1%	0.03
Jet fuel	—	—	—	—	—	0.8		1
Naftas	76	71	-6.7%	(5)	79	74	-6.5%	(5)
Other	19	13	-31.1%	(6)	17	26	54.9%	9
Petrochemical products (Mt)	171	200	17.1%	29	497	476	-4.2%	(21)

(1)	Transactions conducted by P.M.I.® Group.
(2)	Includes Altamira.
(3)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Preliminary Results as of September 30, 2013	7 / 19

www.pemex.com

PEMEX

PEMEX

Volume of Imports(1)

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change
Dry natural gas (MMcfd)(2)	1,215	1,359	11.8%	143	1,065	1,320	24.0%	255
Petroleum products (Mbd)	571	512	-10.4%	(60)	543	515	-5.2%	(28)
Automotive gasolines	381	338	-11.3%	(43)	377	345	-8.7%	(33)
Fuel oil	46	45	-1.9%	(1)	37	43	16.2%	6
Diesel	137	103	-24.9%	(34)	121	107	-12.0%	(15)
LPG	—	—		0	2	—	-100.0%	(2)
Jet fuel	4	5	15.5%	1	3.0	2.7	-11.3%	(0.3)
Naftas	2	20	746.2%	18	2	18	837.6%	16
Other	0.5	0.4	-15.7%	(0.08)	0.50	0.48	-4.0%	(0.02)
Petrochemical products (Mt)	120	73	-39.1%	(47)	346	228	-34.2%	(118)

(1)	Transactions conducted by PMI.
(2)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX

Average Exchange Rates and Reference Data

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2012	2013	Change		2012	2013	Change
Mexican crude oil basket (U.S.$/b)	99.43	101.22	1.8%	1.80	103.77	100.91	-2.8%	(2.86)
Regular gasoline in the USCGM (U.S.¢/gal)	280.12	273.40	-2.4%	(6.72)	290.89	281.64	-3.2%	(9.25)
LPG price by Decree (Ps./t)	7,439	8,319	11.8%	880	7,280	8,113	11.4%	833
International reference LPG (Ps./t)	7,786	8,841	13.6%	1,056	10,316	8,323	-19.3%	(1994)
Natural gas (Henry Hub)(U.S.$/MMBtu)	2.27	4.02	77.0%	1.75	2.36	3.75	58.7%	1.39

	As of September 30,
	2012	2013	Change
Mexican pesos per U.S. dollar (Ps. / U.S.$)	12.8521	13.0119	-1.2%	(0.16)

	Dec. 31,	Sep 30,
	2012	2013	Change
Mexican pesos per U.S. dollar (Ps. / U.S.$)	13.0101	13.0119	-0.01%	(0.002)

PEMEX Preliminary Results as of September 30, 2013	8 / 19

www.pemex.com

PEMEX

PEMEX

Consolidated Income Statement

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total sales	408,918	409,306	0.1%	387	31,456	1,226,309	1,198,710	-2.3%	(27,599)	92,124
Domestic sales	214,973	232,857	8.3%	17,883	17,896	631,574	678,578	7.4%	47,004	52,151
Exports	192,087	173,789	-9.5%	(18,297)	13,356	589,383	512,718	-13.0%	(76,665)	39,404
Services income	1,859	2,660	43.1%	801	204	5,353	7,414	38.5%	2,061	570
Cost of sales	203,936	202,246	-0.8%	(1,690)	15,543	601,733	590,392	-1.9%	(11,341)	45,373
Gross income	204,983	207,059	1.0%	2,077	15,913	624,577	608,318	-2.6%	(16,258)	46,751
General expenses	28,902	32,657	13.0%	3,755	2,510	83,844	97,838	16.7%	13,994	7,519
Transportation and distribution expenses	6,480	8,232	27.0%	1,751	633	20,235	23,731	17.3%	3,496	1,824
Administrative expenses	22,422	24,425	8.9%	2,003	1,877	63,608	74,107	16.5%	10,498	5,695
Other revenues (expenses)	45,400	17,880	-60.6%	(27,520)	1,374	162,412	80,661	-50.3%	(81,751)	6,199
IEPS accrued	44,784	22,520	-49.7%	(22,264)	1,731	164,357	79,324	-51.7%	(85,033)	6,096
Other	616	(4,641)	-853.3%	(5,257)	(357)	(1,945)	1,337	168.7%	3,282	103
Operating income (loss)	221,481	192,282	-13.2%	(29,198)	14,777	703,145	591,141	-15.9%	(112,003)	45,431
Financing result (cost)	(6,686)	(1,714)	74.4%	4,972	(132)	(33,293)	(25,301)	24.0%	7,992	(1,944)
Foreign exchange fluctuation	30,628	(3,635)	-111.9%	(34,263)	(279)	47,445	303	-99.4%	(47,142)	23
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	2,027	(47)	-102.3%	(2,074)	(4)	2,064	(155)	-107.5%	(2,219)	(12)
Income before taxes and duties	247,450	186,886	-24.5%	(60,564)	14,363	719,361	565,989	-21.3%	(153,372)	43,498
Taxes and duties	222,906	226,085	1.4%	3,179	17,375	688,000	658,573	-4.3%	(29,426)	50,613
Net income (loss)	24,544	(39,199)	-259.7%	(63,743)	(3,013)	31,361	(92,584)	-395.2%	(123,946)	(7,115)
Other comprehensive result	(306)	3,066	1102.6%	3,372	236	(12,880)	3,157	124.5%	16,037	243
Comprehensive income (loss)	24,238	(36,134)	-249.1%	(60,371)	(2,777)	18,482	(89,427)	-583.9%	(107,909)	(6,873)

PEMEX

Financial Ratios

	Third quarter (Jul.-Sep.)			As of September 30,
	2012	2013	Change	2012	2013	Change
Cost of sales / Total revenues (including negative IEPS credit)	44.9%	46.8%	1.9	43.3%	46.2%	2.9
D&A / Operating costs & expenses	15.6%	16.3%	0.78	15.3%	16.3%	0.9

Operating income (including negative IEPS credit) / Total revenues (including negative IEPS credit)	58.7%	49.7%	(8.9)	62.4%	52.5%	(9.9)

Taxes and duties / Total revenues (including negative IEPS credit)	49.1%	52.4%	3.2	49.5%	51.5%	2.1
Earnings before Interest, Taxes Depreciation and Amortization (EBITDA) / Interest expense (excludes capitalized interest)	20.6	25.6	5.0	17.8	20.2	2.5

PEMEX Preliminary Results as of September 30, 2013	9 / 19

www.pemex.com

PEMEX

PEMEX

Sales and Services Revenues

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total revenues from sales and services	408,918	409,306	0.1%	387	31,456	1,226,309	1,198,710	-2.3%	(27,599)	92,124
Domestic sales (including negative IEPS recovery)	259,757	255,377	-1.7%	(4,380)	19,626	795,930	757,902	-4.8%	(38,029)	58,247
Domestic sales	214,973	232,857	8.3%	17,883	17,896	631,574	678,578	7.4%	47,004	52,151
Dry gas	13,432	18,855	40.4%	5,423	1,449	36,346	52,807	45.3%	16,461	4,058
Petroleum products (including negative IEPS recovery)	239,636	229,930	-4.1%	(9,706)	17,671	736,055	683,421	-7.2%	(52,634)	52,523
Petroleum products	194,852	207,410	6.4%	12,558	15,940	571,698	604,097	5.7%	32,398	46,426
IEPS	44,784	22,520	-49.7%	(22,264)	1,731	164,357	79,324	-51.7%	(85,033)	6,096
Gasolines	92,173	102,373	11.1%	10,200	7,868	270,627	296,602	9.6%	25,974	22,795
Fuel oil	24,605	22,340	-9.2%	(2,265)	1,717	71,137	61,839	-13.1%	(9,297)	4,753
Diesel	48,802	52,121	6.8%	3,319	4,006	141,784	156,555	10.4%	14,772	12,032
LPG	15,470	17,189	11.1%	1,718	1,321	46,681	51,368	10.0%	4,687	3,948
Jet fuel	9,078	8,990	-1.0%	(87)	691	27,379	26,443	-3.4%	(936)	2,032
Other	4,725	4,398	-6.9%	(327)	338	14,090	11,289	-19.9%	(2,802)	868
Petrochemical products	6,689	6,591	-1.5%	(98)	507	23,529	21,674	-7.9%	(1,855)	1,666
Exports	192,087	173,789	-9.5%	(18,297)	13,356	589,383	512,718	-13.0%	(76,665)	39,404
Crude oil and condensates	154,111	143,125	-7.1%	(10,986)	11,000	467,190	412,240	-11.8%	(54,950)	31,682
Dry gas	1	23	1791.7%	22	2	5	27	436.0%	22	2
Petroleum products	14,482	16,413	13.3%	1,931	1,261	49,892	50,398	1.0%	506	3,873
Petrochemical products	1,063	515	-51.6%	(548)	40	3,047	1,688	-44.6%	(1,359)	130
Other	22,429	13,714	-38.9%	(8,715)	1,054	69,250	48,366	-30.2%	(20,883)	3,717
Services revenues	1,859	2,660	43.1%	801	204	5,353	7,414	38.5%	2,061	570

PEMEX

Operating Costs and Expenses

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Operating costs and expenses	232,838	234,903	0.9%	2,065	18,053	685,577	688,230	0.4%	2,653	52,892
Cost of sales	203,936	202,246	-0.8%	(1,690)	15,543	601,733	590,392	-1.9%	(11,341)	45,373
Operating expenses	26,515	29,963	13.0%	3,448	2,303	73,368	81,702	11%	8,334	6,279
Purchases for resale	99,903	87,742	-12.2%	(12,161)	6,743	290,482	264,098	-9%	(26,384)	20,297
Other	77,517	84,541	9.1%	7,023	6,497	237,883	244,592	3%	6,709	18,798
General expenses	28,902	32,657	13.0%	3,755	2,510	83,844	97,838	16.7%	13,994	7,519
Transportation and distribution expenses	6,480	8,232	27.0%	1,751	633	20,235	23,731	17.3%	3,496	1,824
Administrative expenses	22,422	24,425	8.9%	2,003	1,877	63,608	74,107	16.5%	10,498	5,695
Net cost for the period of employee benefits	23,391	30,688	31.2%	7,298	2,358	70,172	92,065	31.2%	21,893	7,075
Depreciation and amortization expenses	36,224	38,382	6.0%	2,159	2,950	105,061	111,906	6.5%	6,845	8,600

Note: “Other” includes depreciation, amortizations, net cost for the period of employee benefits, preservation and maintenance, exploration expenses, non-successful wells, inventories variation, subsidiary entities consolidation net effect.

PEMEX

Financing (cost) result

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Financing (cost) result	(6,686)	(1,714)	74.4%	4,972	(132)	(33,293)	(25,301)	24.0%	7,992	(1,944)
Interest income	8,546	8,349	-2.3%	(196)	642	18,946	14,042	-25.9%	(4,904)	1,079
Interest expense	(15,231)	(10,063)	33.9%	5,168	(773)	(52,239)	(39,343)	24.7%	12,897	(3,024)

Note: Interest income and Interest expense includes gains and losses on derivative instruments.

PEMEX Preliminary Results as of September 30, 2013	10 / 19

www.pemex.com

PEMEX

PEMEX

Taxes and Duties

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total Taxes and Duties	222,906	226,085	1.4%	3,179	17,375	688,000	658,573	-4.3%	(29,426)	50,613
Hydrocarbon Duties	221,599	224,577	1.3%	2,977	17,259	685,947	652,164	-4.9%	(33,783)	50,121
Ordinary Hydrocarbons Duty	184,784	189,017	2.3%	4,233	14,526	572,528	547,923	-4.3%	(24,605)	42,109

Hydrocarbons Duty for the Stabilization Fund	27,113	27,416	1.1%	303	2,107	82,394	80,008	-2.9%	(2,385)	6,149
Duty for Scientific and Technological Research on Energy	2,157	2,170	0.6%	13	167	6,640	6,310	-5.0%	(330)	485
Duty for Oil Monitoring	10	10	0.6%	0	1	31	29	-5.0%	(2)	2
Extraordinary Duty on Crude Oil Exports	2,999	2,814	-6.1%	(184)	216	11,099	7,962	-28.3%	(3,137)	612
Special Hydrocarbons Duty	1,687	1,158	-31.4%	(529)	89	5,129	3,689	-28.1%	(1,440)	283
Extraction of Hydrocarbons Duty	1,763	1,332	-24.5%	(431)	102	4,897	4,153	-15.2%	(744)	319
Additional Duty on Hydrocarbons	988	560	-43.3%	(427)	43	2,923	1,800	-38.4%	(1,124)	138
Duty on Regulation and Supervision in Exploration and Exploration of Hydrocarbons	99.5	100.1	0.6%	0.6	7.7	306	291	-5.0%	(15)	22
Hydrocarbon Duties	2,108	664	-68.5%	(1,444)	51	2,250	3,008	33.6%	757	231
Other taxes and duties	(801)	845	205.5%	1,646	65	(198)	3,402	1820.9%	3,600	261

PEMEX

Other Comprehensive Result

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Items that cannot be reclassified into income	—	—		—	—	—	—		—	—
Items that can be subsequently reclassified into income	(306)	3,066	1103.0%	3,372	236	(12,880)	3,157	124.5%	16,037	243
Result on foreign exchange currency	(2,631)	317	112.1%	2,948	24	(4,314)	(180)	95.8%	4,134	(14)
Change in valuation of financial assets available for sale	2,325	2,748	18.2%	423	211	(8,566)	3,337	139.0%	11,903	256
Total other comprehensive result	(306)	3,066	1102.6%	3,372	236	(12,880)	3,157	124.5%	16,037	243

PEMEX

Selected Indices

	As of September 30,
Pemex - Exploration and Production	2012	2013	Change	2013
	(Ps./boe)			(U.S.$/boe)
Total sales / Hydrocarbons production	1,001	950	(51)	73
Operating income / Hydrocarbons production	760	684	(75)	53
Net income / Hydrocarbons production	99	28	(71)	2
Taxes and duties / Operating income (%)	89%	95%	6

PEMEX Preliminary Results as of September 30, 2013	11 / 19

www.pemex.com

PEMEX

PEMEX

Consolidated Balance Sheet

	As of Dec. 31, 2012	As of September 30, 2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total assets	2,024,183	2,022,506	-0.1%	(1,677)	155,435
Current assets	318,142	283,532	-10.9%	(34,610)	21,790
Cash and cash equivalents	119,235	114,102	-4.3%	(5,133)	8,769
Accounts, notes receivable and other	133,010	122,238	-8.1%	(10,771)	9,394
Inventories	56,848	39,143	-31.1%	(17,705)	3,008
of products	51,951	35,489	-31.7%	(16,462)	2,727
of materials	4,896	3,653	-25.4%	(1,243)	281
Derivative financial instruments	9,050	8,050	-11.1%	(1,000)	619
Available-for-sale investments	15,771	17,264	9.5%	1,493	1,327
Investment in securities	17,252	18,851	9.3%	1,600	1,449
Property, plant and equipment	1,658,734	1,687,729	1.7%	28,995	129,707
Other assets	14,284	15,129	5.9%	845	1,163

Total liabilities	2,295,249	2,382,999	3.8%	87,750	183,140
Current liabilities	235,804	202,665	-14.1%	(33,138)	15,575
Short-term debt	114,241	78,047	-31.7%	(36,194)	5,998
Suppliers	61,513	55,579	-9.6%	(5,935)	4,271
Accounts and accrued expenses payable	9,316	11,435	22.8%	2,120	879
Taxes and duties payable	43,981	52,291	18.9%	8,310	4,019
Financial Instruments	6,753	5,313	-21.3%	(1,440)	408
Long-term liabilities	2,059,445	2,180,334	5.9%	120,889	167,565
Long-term debt	672,618	729,992	8.5%	57,374	56,102
Reserve for sundry creditors	70,149	76,891	9.6%	6,743	5,909
Reserve for employee benefits	1,288,541	1,347,525	4.6%	58,984	103,561
Deferred taxes	28,138	25,926	-7.9%	(2,212)	1,992
Total equity	(271,066)	(360,493)	33.0%	(89,427)	(27,705)
Total liabilities and equity	2,024,183	2,022,506	-0.1%	(1,677)	155,435

PEMEX Preliminary Results as of September 30, 2013	12 / 19

www.pemex.com

PEMEX

PEMEX

Selected Financial Indices

	As of Dec. 31, 2012	As of September 30, 2013	Change
Property, plant and equipment / Assets	81.9%	83.4%	1.5
Debt / Total liabilities and equity	38.9%	40.0%	1.1
Working capital (Ps. MM)	82,338	80,867	(1,472)

PEMEX

Consolidated Total Debt

	As of Dec. 31, 2012	As of September 30, 2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total debt	786,859	808,039	2.7%	21,180	62,100
Short-term	114,241	78,047	-31.7%	(36,194)	5,998
Long-term	672,618	729,992	8.5%	57,374	56,102

Cash and cash equivalents	119,235	114,102	-4.3%	(5,133)	8,769
Total net debt	667,624	693,937	3.9%	26,313	53,331

PEMEX Preliminary Results as of September 30, 2013	13 / 19

www.pemex.com

PEMEX

PEMEX

Debt Maturity Profile

	As of September 30, 2013
	(Ps. MM)	(U.S.$MM)

Total debt	808,039	62,100

In Mexican pesos	157,112	12,075

2013	1,401	108
January 2014 - June 2014	19,500	1,499
July 2014 - June 2015	18,619	1,431
July 2015 - June 2016	18,602	1,430
July 2016 - June 2017	8,100	623
July 2017 and beyond	90,890	6,985

Other Currencies	650,927	50,025

2013	27,337	2,101
January 2014 - June 2014	29,810	2,291
July 2014 - June 2015	55,874	4,294
July 2015 - June 2016	63,308	4,865
July 2016 - June 2017	42,941	3,300
July 2017 and beyond	431,657	33,174

PEMEX

Exposure of Debt Principal(1)

	As of September 30,
	2012	2013	2012	2013	2012	2013
	By currency		At fixed rate		At floating rate

Total	100.0%	100.0%	66.1%	71.0%	33.9%	29.0%
U.S. dollars	82.0%	80.0%	70.3%	77.0%	29.7%	23.0%
Mexican pesos	16.8%	19.4%	50.5%	48.4%	49.5%	51.6%
Euros	1.2%	0.6%	0.0%	0.0%	100.0%	100.0%
Yen	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Udis	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

(1)	Includes derivative financial instruments.

PEMEX Preliminary Results as of September 30, 2013	14 / 19

www.pemex.com

PEMEX

PEMEX

Derivative Financial Instruments

	As of September 30,
	2012	2013	Change	2013
	(Ps. MM)			(US$MM)
Derivative financial instruments linked to debt and assets
Face Value (Ps. MM)	1,289	2,540	1,251	195
Interest rate swaps	(255)	—	255	—
Cross currency swaps	674	(1,210)	(1,884)	(93)
Extinguishing cross currency swaps	1,563	1,626	63	125
Assets swaps	(693)	2,124	2,818	163
Mark to market (Ps. MM)	155,259	148,026	(7,233)	11,376
Interest rate swaps	8,100	—	(8,100)	—
Cross currency swaps	115,577	111,780	(3,797)	8,591
Extinguishing cross currency swaps	16,320	16,523	203	1,270
Assets swaps	15,262	19,723	4,461	1,516

Natural gas derivative financial instruments
Mark to market (Ps. MM)	7	3	(4)	0.2
Long swaps	(203)	(27)	176	(2)
Short swaps	211	30	(181)	2
Long options	19	19	0	1
Short options	(19)	(19)	0	(1)
Volume (MMBtu)	(1,761)	180	1,941
Long swaps	11,882,055	2,795,423	(9,086,632)
Short swaps	(11,860,806)	(2,795,423)	9,065,383
Long options	6,000,641	9,101,208	3,100,567
Short options	(6,023,651)	(9,101,028)	(3,077,377)

Propane derivative financial instruments
Mark to market (Ps. MM)	170	—	(170)	—
Long swaps	170	—	—	—
Volume (Gallons)	142,968,000	—	(142,968,000)
Long swaps	142,968,000	—	—

Volume of petroleum products derivative financial instruments
Mark to market (Ps. MM)	19	—	(19)	—
Stock market futures	19	—	(19)	—
Volume (MM barrels)	(0)	—	0	—
Stock market futures	(0)	—	0	—

Instrumentos financieros derivados de crudo y petrolíferos clasificados como efectivo y equivalentes de efectivo para efectos contables debido al grado de liquidez que presentan
Valuación a mercado (Ps. MM)	(57)	120	177
Futuros de mercados bursátiles	(87)	128	215
Swaps de mercados bursátiles
Volumen Neto (MM barriles)
Futuros de mercados bursátiles	(2)	(0)	2	—
Swaps de mercados bursátiles	(2)	(1)	1	—

Derivative financial instruments PMI Treasury
Mark to market (Ps. MM)	1,368	194	(1,174)	15
Interest rate swaps OTC markets	(86)	(83)	4	(6)
Forward exchange rate in OTC markets	(225)	58	283	4
Stock options	1,680	218	(1,461)	17
Face value (Ps. MM)	19,321	12,508	(6,814)	961
Interest rate swaps OTC markets	912	1,705	792	131
Forward exchange rate in OTC markets	8,850	4,674	(4,177)	359
Stock options	9,559	6,130	(3,429)	471

Note: the fair value of the Financial Derivative Instruments has been adjusted in accordance with the International Financial Reporting Standards (IFRS).

PEMEX Preliminary Results as of September 30, 2013	15 / 19

www.pemex.com

PEMEX

PEMEX

Equity

	As of Dec. 31, 2012	As of September 30, 2013
			Change		2013
	(Ps. MM)				(U.S.$MM)
Total equity	(271,066)	(360,493)	33.0%	(89,427)	(27,705)
Certificates of contribution “A”	49,605	49,605	0.0%	—	3,812
Increase in equity of Subsidiary Entities	178,731	178,731	0.0%	—	13,736
Legal reserve	978	978	0.0%	—	75
Comprehensive result (loss)	(383,288)	(380,131)	-0.8%	3,157	(29,214)
Retained earnings (accumulated losses)	(117,091)	(209,676)	79.1%	(92,584)	(16,114)
From prior years	(119,692)	(117,091)	-2.2%	2,600	(8,999)
For the year	2,600	(92,584)	-3660.3%	(95,185)	(7,115)

PEMEX Preliminary Results as of September 30, 2013	16 / 19

www.pemex.com

PEMEX

PEMEX

Consolidated Statements of Cash Flows

	As of September 30,
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income (loss)	31,361	(92,584)	-395.2%	(123,946)	(7,115)
Activities related to investing activities	117,150	122,686	4.7%	5,537	9,429
Depreciation and amortization	105,061	111,906	6.5%	6,845	8,600
Profit (loss) from sale of fixed asset	—	(2,354)	0.0%	(2,354)	(181)
Profit sharing in non-consolidated subsidiaries and affiliates	(2,064)	155	107.5%	2,219	12
Unsuccessful wells	9,102	8,437	-7.3%	(666)	648
Dividends received	—	(914)	0.0%	(914)	(70)
Effects of net present value of reserve for well abandonment	1,508	157	-89.6%	(1,352)	12
Realized profit (loss) net by investments available for sale	—	(129)	0.0%	(129)	(10)
Retirement of property, plant and equipment	3,542	5,429	53.3%	1,887	417
Activities related to investing activities	(27,012)	26,266	197.2%	53,278	2,019
Foreign exchange income (loss)	(53,803)	(1,499)	97.2%	52,304	(115)
Interest expense (income)	27,328	28,266	3.4%	938	2,172
Amortization of primes, discounts, profits and debt issuance expenses	(538)	(502)	6.7%	36	(39)
Subtotal	121,499	56,368	-53.6%	(65,131)	4,332
Funds provided by (used in) operating:	20,785	83,950	303.9%	63,166	6,452
Financial instruments for negotiation	1,008	(439)	-143.6%	(1,447)	(34)
Accounts and notes receivable	6,444	10,052	56.0%	3,608	773
Inventories	(3,817)	17,705	563.9%	21,522	1,361
Other assets	(8,359)	(9,771)	-16.9%	(1,413)	(751)
Accounts payable and accrued expenses	2,131	2,120	-0.5%	(12)	163
Taxes paid	(11,668)	8,310	171.2%	19,978	639
Advances to suppliers	4,177	(5,935)	-242.1%	(10,112)	(456)
Reserve for sundry creditors	(3,316)	4,018	221.2%	7,334	309
Employees benefit reserve	36,042	58,984	63.7%	22,942	4,533
Deferred taxes	(1,858)	(1,093)	41.2%	765	(84)
Net cash flow from operating activities	142,283	140,318	-1.4%	(1,965)	10,784
Investing activities
Investment in securities	—	(208)	0.0%	(208)	(16)
Exploration expenses	(1,601)	(630)	60.6%	971	(48)
Restricted cash - Fund for specific purposes	—	1,210	0.0%	1,210	93
Sale of investments available for sale	—	2,870	0.0%	2,870	221
Acquisition of property, plant and equipment	(124,355)	(140,719)	-13.2%	(16,363)	(10,815)
Net cash flow from investing activities	(125,956)	(137,477)	-9.1%	(11,521)	(10,565)
Cash needs related to financing activities	16,327	2,841	-82.6%	(13,486)	218
Financing activities
Loans obtained from financial institutions	248,447	178,796	-28.0%	(69,651)	13,741
Interest paid	(26,922)	(27,570)	-2.4%	(648)	(2,119)
Principal payments on loans	(237,587)	(159,354)	32.9%	78,232	(12,247)
Net cash flow from financing activities	(16,062)	(8,128)	49.4%	7,933	(625)
Net increase in cash and cash equivalents	266	(5,287)	-2091.3%	(5,553)	(406)
Cash and cash equiv. at the beginning of the period	114,977	119,235	3.7%	4,258	9,164
Effect of change in cash value	(1,007)	154	115.3%	1,161	12
Cash and cash equivalents at the end of the period	114,236	114,102	-0.1%	(134)	8,769

PEMEX Preliminary Results as of September 30, 2013	17 / 19

www.pemex.com

PEMEX

PEMEX

EBITDA Reconciliation

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Net loss	24,544	(39,199)	-259.7%	(63,743)	(3,013)	31,361	(92,584)	-395.2%	(123,946)	(7,115)
+ Taxes and duties	222,906	226,085	1.4%	3,179	17,375	688,000	658,573	-4.3%	(29,426)	50,613
- Financing result (cost)	(6,686)	(1,714)	74.4%	4,972	(132)	(33,293)	(25,301)	24.0%	7,992	(1,944)
- Foreign exchange fluctuation	30,628	(3,635)	-111.9%	(34,263)	(279)	47,445	303	-99.4%	(47,142)	23
+ Depreciation and amortization	36,224	38,382	6.0%	2,159	2,950	105,061	111,906	6.5%	6,845	8,600
+ Net cost for the period of employee benefits	23,391	30,688	31.2%	7,298	2,358	70,172	92,065	31.2%	21,893	7,075
EBITDA	283,122	261,306	-7.7%	(21,816)	20,082	880,441	794,958	-9.7%	(85,483)	61,095

PEMEX Preliminary Results as of September 30, 2013	18 / 19

www.pemex.com

PEMEX

PEMEX

Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment eliminations	Total
	(Ps. MM)
Third quarter (Jul.-Sep.) 2013
Total sales	950,765	607,072	161,499	30,967	860,815	(1,412,408)	1,198,710
External clients	412,143	578,839	126,923	21,731	814,221	(762,562)	1,191,296
Intersegment	538,622	25,253	33,104	9,236	162	(606,377)	—
Revenues from services	—	2,980	1,471	—	46,432	(43,469)	7,414
Depreciation and amortization	96,650	7,571	5,228	1,891	566	—	111,906
Cost of the reserve for employee benefits	29,239	29,897	7,097	8,871	16,961	—	92,065

Gross income (loss)	715,021	(132,025)	13,244	(1,603)	56,799	(43,118)	608,318
Operating income (loss)	684,868	(100,866)	2,724	(10,799)	15,181	33	591,141
Financing result (loss)	(4,583)	(20,593)	4,669	547	(5,317)	(24)	(25,301)
Foreign exchange fluctuation	(222)	822	(109)	24	(212)	—	303
Taxes and duties	652,164	—	2,575	17	3,818	—	658,573
Net income (loss)	28,022	(120,638)	5,275	(10,244)	(86,575)	91,575	(92,584)
Other comprehensive results	—	—	—	—	3,157	—	3,157
Comprehensive profit (loss)	28,022	(120,638)	5,275	(10,244)	(83,418)	91,575	(89,427)

As of September 30, 2013
Total assets	1,949,807	511,607	221,676	117,021	1,687,156	(2,464,761)	2,022,506
Current assets	643,124	267,016	115,991	74,506	636,077	(1,453,182)	283,532
Investment in securities	1,105	409	4,108	2,994	298,724	(288,489)	18,851
Fixed assets	1,293,747	242,566	101,027	39,081	11,308	—	1,687,729
Acquisition of fixed assets	128,157	17,359	2,466	1,426	1,239	—	150,648
Total liabilities	1,362,666	901,446	153,898	140,965	2,000,315	(2,176,291)	2,382,999
Current liabilities	160,575	419,186	27,499	7,536	1,029,460	(1,441,590)	202,665
Reserve for employee benefits	431,281	448,657	101,216	133,059	233,310	—	1,347,525
Equity	587,141	(389,840)	67,777	(23,944)	(313,158)	(288,470)	(360,493)

Third quarter (Jul.-Sep.) 2012
Total sales	—	—	—	—	—	—	—
External clients	467,193	554,181	109,924	23,639	915,039	(849,019)	1,220,957
Intersegment	546,324	18,638	25,320	3,111	157	(593,550)	0
Revenues from services	—	3,184	775	—	42,812	(41,418)	5,353
Depreciation and amortization	89,322	7,352	5,809	2,026	551	—	105,061
Cost of the reserve for employee benefits	22,578	22,649	5,229	6,638	13,078	—	70,172

Gross income (loss)	—	—	—	—	—	—	—
Operating income (loss)	769,325	(76,128)	(898)	(5,379)	16,028	197	703,145
Financing result (loss)	(19,425)	(14,081)	2,421	(629)	(1,385)	(195)	(33,293)
Foreign exchange fluctuation	36,163	3,992	391	9	6,889	—	47,445
Taxes and duties	685,947	—	(105)	13	2,145	—	688,000
Net income (loss)	100,203	(86,216)	2,392	(6,011)	41,004	(20,010)	31,361
Other comprehensive results	—	—	—	—	(12,880)	—	(12,880)
Comprehensive profit (loss)	100,203	(86,216)	2,392	(6,011)	28,125	(20,010)	18,482

As of September 30, 2012
Total assets	2,140,799	625,479	214,025	130,128	2,413,657	(3,537,066)	1,987,022
Current assets	893,618	397,299	105,372	88,344	1,089,287	(2,250,698)	323,222
Investment in securities	880	409	3,593	—	672,901	(661,190)	16,593
Fixed assets	1,232,722	226,355	104,657	40,980	9,879	—	1,614,593
Acquisition of fixed assets	116,188	15,304	1,560	1,744	499	—	135,295
Total liabilities	1,363,445	897,716	120,266	112,621	2,247,199	(2,875,883)	1,865,364
Current liabilities	415,623	564,039	27,520	25,503	1,445,967	(2,241,236)	237,417
Reserve for employee benefits	291,355	295,970	66,933	86,539	157,325	—	898,121
Equity	777,354	(272,237)	93,759	17,507	166,458	(661,183)	121,658

Investor Relations
(+52 55) 1944 -9700
ri@pemex.com
@PEMEX_RI

PEMEX Preliminary Results as of September 30, 2013	19 / 19

www.pemex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: November 12, 2013

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.